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                                                                      Exhibit 26
                                     LOGO

                                              January 19, 1998--Elgin, Illinois

Dear Safety-Kleen Shareholder:

  As you may know, the Board of Directors has approved an agreement to merge the Company with S-K Parent Corp. With this merger (the "Philip Merger"), shareholders will receive $27 ALL-CASH PER SHARE.

  The Board of Directors carefully reviewed and rejected a competing proposal from Laidlaw Environmental (LLE) and had very real concerns regarding the value of their offer. We urge you to consider these same concerns about Laidlaw Environmental.

  We believe LLE's proposal offers significantly less value than the immediate cash transaction of $27 per share which the Board endorses. First, the cash portion of their proposal is worth less than $15. Laidlaw will deduct fees that reduce the cash portion to $13.83 per share. Second, you should be even more concerned about the value of LLE stock. There are numerous factors which can drive down the value of this stock:

  . The value of the stock portion of Laidlaw's proposal is dependent on its stock trading above $4.29 per share. As of January 9, the stock has frequently traded below the minimum price.

  . Our businesses have incompatible operating philosophies. LLE dumps and burns. S-K reclaims and recycles. Laidlaw has stated in its filings that it will achieve synergies with Safety-Kleen of $100-$130 million. We do not believe they can achieve even $50 million of synergies without a significant reduction in service, revenue and profit. THIS WOULD HAVE A CONSIDERABLE DILUTIVE IMPACT ON LLE'S 1998 EARNINGS PER SHARE.

  . Up to 202 million additional Laidlaw Environmental shares could be issued in the transaction. LLE's average daily trading volume approaches only 140,000 per day. WE QUESTION THE MARKET'S ABILITY TO ABSORB SUCH A MASSIVE ISSUANCE WITHOUT DRIVING DOWN LAIDLAW'S STOCK PRICE AND THE VALUE OF YOUR INVESTMENT.

  Of the 90+ prospective interested parties, 50 signed the standard confidentiality and standstill agreements. Only Laidlaw Environmental declined to play by the same rules and refused to compete in the auction on equal terms. Why? We believe the goal of Laidlaw Inc., the parent company of Laidlaw Environmental, is to deconsolidate LLE from its financial statements, which will decrease its liabilities and environmental exposure. Safety-Kleen shareholders would become subject to these risks.

  Your Board has secured a strong all cash offer which gives you full value for your investment. If you do not vote yes on February 11, this opportunity may be lost with no guarantee of an alternative offer of the same value or in the same time frame. NOT VOTING IS THE SAME AS VOTING NO. We urge you to sign, date and return the enclosed gold striped proxy card today voting FOR the Philip merger.


                                          Sincerely,
                                 LOGO
                                          Donald W. Brinckman
                                          Chairman of the Board

  If you have questions, or need additional information, please call our proxy solicitor, Chase Mellon at 888-224-2734.